EXHIBIT 99.1

Cronos Group Inc. Partners with Technion Research & Development Foundation for Cannabinoid-Based Skin Care Treatments

TORONTO, Oct. 15, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), announced today that it has entered into a sponsored research agreement with the Technion Research and Development Foundation of the Technion - Israel Institute of Technology ("Technion") to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Research will be led by Technion faculty members Dr. David "Dedi" Meiri, Head, Laboratory of Cancer Biology and Cannabinoid Research and Dr. Yaron Fuchs, Head, Laboratory of Cancer Biology and Cannabinoid Research, two of the world's leading researchers in cannabis and skin stem cell research, respectively. Dr. Meiri heads the Laboratory of Cannabis and Cancer Research with vast experience in cannabis and endocannabinoid research. Dr. Fuchs heads the Laboratory of Stem Cell Biology and Regenerative Medicine with years of experience in the biology of the skin and its pathologies. Development and implementation of the research will be conducted at Technion's Laboratory of Cancer Biology and Cannabis Research and the Lorry I. Lokey Interdisciplinary Center of Life Sciences and Engineering in Haifa, Israel.

"We believe that the potential applications of cannabinoids to regulate skin health and treat skin disorders are vast, and we are excited to begin exploring these applications through our partnership with Technion," said Mike Gorenstein, CEO of Cronos Group. "Using rigorous data to develop efficacious topical and transdermal formulations will be key to creating differentiated products that provide quality treatments to our consumers and strengthen our brand portfolio."

The endocannabinoid system and the cannabinoids that modulate its activity are believed to have an important role in regulating skin health and skin disorders. The research will utilize Dr. Meiri's cannabis strain database of over 80 cultivars and Cronos Group's strain specific cannabis oils to isolate and investigate the effects of individual and combinations of cannabinoids, potentially including rare cannabinoids, for treating acne, psoriasis and wounds using stem cell-derived organoid cultures developed by Dr. Fuchs' laboratory and mouse models. Cronos Group expects to be able to adapt the individual and combinations of cannabinoids to develop products for each of these three applications and expects to receive an exclusive, worldwide license to market and manufacture such products.

"We are pleased to partner with Cronos Group on this groundbreaking cannabinoid research," said Dr. Fuchs. "Using our state of the art technology, we hope to unlock the vast therapeutic potential of cannabinoid formulations for treating skin disorders."

"We are thrilled to begin this joint research with Dr. Meiri and Dr. Fuchs, who are among the most respected researchers in their fields," said David Hsu, COO of Cronos Group. "Dr. Meiri's extensive cannabis strain database and capabilities in analytical testing provide a strong foundation for researching Dr. Fuch's world renowned stem cell organoids. Dr. Meiri and Dr. Fuchs' expertise coupled with Cronos Group's competencies in the cannabis industry make us optimistic about the future opportunities from this collaboration."

Dedi Meiri, Ph.D., Head, Laboratory of Cancer Biology and Cannabinoid Research, Technion
David Meiri, Ph.D., is an Associate Professor at the Faculty of Biology at Technion and a member of the Technion Integrated Cancer Center (TICC). Dr. Meiri holds a M.Sc. in Biochemistry and a Ph.D. in plant biotechnology from Tel Aviv University. He conducted his post-doctoral fellowship at the Ontario Cancer Institute where he focused on tumor invasion and metastasis. During his post-doctoral studies, he expanded his knowledge in human biology and cancer pathogenesis and gained worldwide recognition as an expert in the fields of G-protein coupled receptors, small GTPases and cytoskeleton. Upon completion of his post-doctoral fellowship, Dr Meiri took a position at Technion, where he heads the Laboratory of Cancer Biology and Cannabinoid Research. Presently, his laboratory investigates the therapeutic potential of phytocannabinoids, with focuses on the antitumor effects of cannabinoids. In addition to the cannabis research performed on-site at his laboratory, Dr. Meiri collaborates with cannabis growers, clinicians, major manufacturers and distributors of medical cannabis for the purpose of revolutionizing cannabis treatment. He is operating the Cannabis Database Project and his laboratory is currently involved in eight clinical trials covering diverse aspects of cannabis treatment such as colon disease, pain prevention, cancer treatment and epilepsy.

Yaron Fuchs, Ph.D., Head, Laboratory of Stem Cell Biology and Regenerative Medicine, Technion
Yaron Fuchs, Ph.D., is an Assistant Professor in the Lokey Interdisciplinary Center for Life Sciences & Engineering and the Faculty of Biology and the TICC. Dr. Fuchs is also a Deloro Career Advancement Chair and an Alon Fellow. He began his academic career at Haifa University where he received a B.Sc., followed by a direct Ph.D. track for outstanding students, which was conducted at Technion. Upon completion of his doctorate degree, he performed his post-doctoral research at The Rockefeller University and Howard Hughes Medical Institute. Recently, he returned to Technion where he heads the Laboratory of Stem Cell Biology and Regenerative Medicine. Dr. Fuchs has had a long-term interest in different modes of cell death and how they regulate diverse aspects of stem cell biology and stem cell-dependent processes. His research has taken advantage of state of the art mouse models where he manipulates and traces different stem cell populations. Throughout his career, Dr. Fuchs has received more than 20 awards for his scientific excellence and his unique teaching style. He has published in leading scientific journals and has spoken nationally and internationally about his research focusing on adult stem cells in regeneration and cancer.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

About Technion - Israel Institute of Technology
Founded in 1912, Technion is Israel's first university. Technion is acclaimed as the source of ingenuity behind Israel's status as the world's "Start-Up Nation". Technion's innovation has a high global impact in areas including life-saving medicine, sustainable energy, water conservation, computer science, and nanotechnology. Technion, with 18 faculties and more than 50 research centers, offers degrees in science and engineering, architecture, medicine, industrial management, and education. To date, it has awarded over 100,000 degrees. Its faculty numbers some 550 members, including three Nobel laureates, and it has an international reach that includes the Jacobs Technion–Cornell Institute in New York City, and the Guangdong Technion–Israel Institute of Technology in China.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include Cronos Group's expectations regarding the potential success of, and the costs and benefits associated with the research collaboration with Technion, the definitive license terms to be agreed between the two parties, the potential therapeutic or beneficial effects of cannabis and cannabinoids on skin health and skin disorders including acne, psoriasis and skin repair, the ability of Cronos Group to develop products based on cannabinoids found to have an effect on acne, psoriasis and skin repair, the ability of Cronos Group to use or commercialize any intellectual property developed from this research collaboration, as well as the Cronos Group's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to Cronos Group can be found in its current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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For further information: please contact: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 15-OCT-18